UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                              JPS INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    46624E405
                                    ---------
                                 (CUSIP Number)


                                JANUARY 24, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46624E405                                                            2
================================================================================


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         JWA Investments L.P.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group                                 (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               -0-
Beneficially            (6)     Shared Voting Power             -0-
Owned by Each           (7)     Sole Dispositive Power          -0-
Reporting Person        (8)     Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         PN
--------------------------------------------------------------------------------

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CUSIP NO. 46624E405                                                            3
================================================================================


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         JWA Investments Corp.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group                                 (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               -0-
Beneficially            (6)     Shared Voting Power             -0-
Owned by Each           (7)     Sole Dispositive Power          -0-
Reporting Person        (8)     Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

CUSIP NO. 46624E405                                                            4
================================================================================


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

         John W. Adams
--------------------------------------------------------------------------------
2.       Check the Appropriate Box
         if a Member of a Group                                 (a)     [_]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               -0-
Beneficially            (6)     Shared Voting Power             -0-
Owned by Each           (7)     Sole Dispositive Power          -0-
Reporting Person        (8)     Shared Dispositive Power        -0-
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         -0-
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9

         0%
--------------------------------------------------------------------------------
12.      Type of Reporting Person

         IN
--------------------------------------------------------------------------------

CUSIP NO. 46624E405                                                            5
================================================================================


                                  SCHEDULE 13G

                  This Schedule 13G is filed by the undersigned with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of JPS Industries, Inc. (the "Company").


Item 1.             (a)      NAME OF ISSUER

                    JPS Industries, Inc.

                    (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                    555 North Pleasantburg Drive, Suite 202
                    Greenville, South Carolina 29607

Item 2.             (a)      NAMES OF PERSONS FILING

                    JWA Investments L.P. ("JWA");
                    JWA Investments Corp., the general partner of JWA ("JWA General Partner"); and
                    John W. Adams, the sole shareholder of JWA General Partner ("Adams" and, together with JWA and JWA General Partner, the "Reporting Persons").

                    (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                    885 Third Avenue
                    34th Floor
                    New York, NY 10022

                    (c)      CITIZENSHIP

                    JWA -- Delaware
                    JWA General Partner -- Delaware
                    Adams -- United States

                    (d)      TITLE OF CLASS OF SECURITIES

                    Common Stock, par value $.01 per share (the "Shares")

                    (e)      CUSIP NUMBER

                    46624E405


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CUSIP NO. 46624E405                                                            6
================================================================================


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

                              (a) [_] Broker or dealer registered under Section 15 of the Act

                              (b) [_] Bank as defined in Section 3(a)(6) of the Act

                              (c) [_] Insurance company as defined in Section 3(a)(19) of the Act

                              (d) [_] Investment company registered under
                              Section 8 of the Investment Company Act

                              (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

                              (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

                              (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

                              (h) [_] A savings association as defined in
                              Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

                              (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                              (j) [_] Group, in accordance with Rule
                              13d-1(b)(1)(ii)(J)



Item 4. JWA has disposed of the 899,629 shares of common stock previously owned by it, which represented approximately 9.5% of the issued and outstanding shares of Common Stock. Following this disposition, none of the Reporting Persons beneficially owns any shares of Common Stock.

Item 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
                    securities, check the following     [X]

CUSIP NO. 46624E405                                                            7
================================================================================


Item 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                    Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not applicable.

Item 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    See Item 4.

Item 9.             NOTICE OF DISSOLUTION OF GROUP

                    Not applicable.

Item 10.            CERTIFICATION

                    By signing below, each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 46624E405                                                            8
================================================================================



                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of January 27, 2005

                                              JWA INVESTMENTS L.P.


                                              By:  JWA Investments Corp.
                                                   its general partner

                                                   By: /s/ John W. Adams
                                                       ----------------------
                                                       Name:  John W. Adams
                                                       Title: President



                                              JWA INVESTMENTS CORP.


                                              By: /s/ John W. Adams
                                                  ---------------------------
                                                  Name:  John W. Adams
                                                  Title: President



                                              /s/ John W. Adams
                                              -------------------------------
                                              John W. Adams